UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. )

                          ---------------

                          Score One, Inc.
                         (Name of Issuer)

                    Common Stock, no par value
                  (Title of Class of Securities)

                            80917T 10 0
                          (CUSIP Number)

                    Mark E. Lehman
                    Lehman, Jensen & Donahue, L.C.
                    8 East Broadway, Suite 620
                    Salt Lake City, Utah 84111
                    (801) 532-7858

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                        September 15, 1999
      (Date of Event which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement
|_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 80917T 100          13D                   Page   2   of
6   Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          Ken Kurtz                ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Other
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              2,000,000 shares
       BENEFICIALLY 8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             2,000,000 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,000,000 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.9%
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14   TYPE OF REPORTING PERSON*

          IN   Individual
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
CUSIP NO. 80917T 100          13D                   Page   3   of
6   Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          Park Street Investments, Inc.           87-0517103
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Other
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Utah
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              2,000,000 shares
       BENEFICIALLY 8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             2,000,000 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares
-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,000,000 shares
-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.9%
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14   TYPE OF REPORTING PERSON*

          CO   Corporation
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
CUSIP NO. 80917T 100         13D                   Page   4   of
6   Pages
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     Item 1(a). Name of Issuer

     Score One, Inc.

     Item 1(b). Address of Issuer's Principal Executive Offices:

                  2133 East 9400 South, Suite 151
                         Sandy, Utah 84093

     Item 2. Identity and Background

     This statement is being filed by (1) Park Street Investments, Inc., a Utah corporation ("PSI") and (2) Ken Kurtz, a U.S. citizen, in his capacity as Director, President and sole shareholder of PSI. Park Street Investments, Inc. and Mr. Kurtz are sometimes collectively referred to herein as the "Reporting Persons." The business address of PSI and Mr. Kurtz is 2133 East 9400 South, Suite 151, Sandy, Utah 84093. PSI provides corporate consulting and management services. The Principal occupation of Ken Kurtz is a private investor and consultant. Mr. Kurtz may be deemed to be the beneficial owner of the Common Shares acquired for the account of PSI.

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     Item 3: Source and Amount of Funds or Other
     Consideration

     Securities were obtained as consideration for services rendered in connection with the formation of Score One, Inc.

CUSIP NO. 80917T 100          13D                   Page   5   of
6   Pages
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     Item 4. Purpose of Transaction

     The reporting person acquired the shares of Score One, Inc. as consideration for services rendered in the formation of Score One, Inc. At this time, it has no intention of acquiring additional shares of Score One, Inc. reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Score One, Inc. reported herein. The reporting person has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
     Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a)-(b) On the date of this statement:(based on 2,200,000 shares of common stock outstanding)

     (i) Mr. Kurtz is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 2,000,000 Common Shares by virtue of his control of PSI. Such shares represent 90.9% of the issued and outstanding Common Shares. Also by virtue of his control of PSI, Mr. Kurtz is deemed to have sole voting power and dispositive power over the Common Shares held by PSI.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

     Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     None















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CUSIP NO. 80917T 100          13D                   Page   6   of
6   Pages
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     After reasonable inquiry and to the best of my knowledge
     and belief, I certify that the information set forth in this statement is true, complete and correct.


     September 20, 1999

     Park Street Investments, Inc.


     By:  /s/  Ken Kurtz
               Director, President



     By:  /s/  Ken Kurtz